

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2025

David Mann
President and Chief Executive Officer
Franklin Solana Trust
c/o Franklin Holdings, LLC
One Franklin Parkway
San Mateo, CA 94403-1906

> **Re: Franklin Solana Trust**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 26, 2025**
> **File No. 333-285121**

Dear David Mann:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

General

1. We note your disclosure on the cover page and elsewhere in the prospectus that the Sponsor may seek to use or hold liquid staking tokens in the future. Please confirm your understanding, and revise your disclosure to clarify, that the Fund is not currently permitted to hold liquid staking tokens under the Exchange's generic listing standard.

Prospectus Summary
Solana Staking Activities, page 4

2. You state here that the Fund will receive a portion of the Staking Rewards earned through Staking Activities and the remaining portion of the Staking Rewards will be

November 18, 2025
Page 2

retained by the Staking Provider. Please revise to quantify the percentages of the Staking Rewards that will be retained by each of the Fund and the Staking Provider.

Please contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: J. Stephen Feinour, Jr.